Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE SECOND QUARTER ENDED
JANUARY 29, 2022

Contact:	John Van Orden, CFO
(973) 467-2200
villageinvestorrelations@wakefern.com
Springfield, New Jersey – March 9, 2022 – Village Super Market, Inc. (NASDAQ:VLGEA) (the "Company" or "Village") today reported its results of operations for the second quarter ended January 29, 2022.

Second Quarter Highlights
•Net income of $10.1 million, an increase of 122% compared to $4.6 million in the second quarter of the prior year
•Same store sales increased 4.4%; on a two-year stacked basis same store sales increased 10.9%
•Same store digital sales were flat; on a two-year stacked basis same store digital sales increased 154%
1st Half of Fiscal 2022 Highlights
•Net income of $17.5 million, an increase of 121% compared to $7.9 million in the first half of fiscal 2021.
•Same store sales increased 3.4%; on a two-year stacked basis same store sales increased 10.0%
•Same store digital sales were flat; on a two-year stacked basis same store digital sales increased 154%

Second Quarter of Fiscal 2022 Results
Sales were $537.4 million in the 13 weeks ended January 29, 2022 compared to $522.8 million in the 13 weeks ended January 23, 2021. Sales increased due to an increase in same store sales of 4.4% partially offset by the closure of the Silver Spring, Maryland store in February 2021. Same store sales increased due primarily to increased sales in New York City stores, retail price inflation and continued growth in Supplemental Nutrition Assistance Program ("SNAP") benefit redemptions. Increases in transaction counts were partially offset by decreased basket sizes and same store digital sales were flat as we cycled against the initial months following the COVID-19 outbreak in our trade area.
New stores and replacement stores are included in same store sales in the quarter after the store has been in operation for four full quarters. Store renovations and expansions are included in same store sales immediately.
Gross profit as a percentage of sales increased to 27.84% in the 13 weeks ended January 29, 2022 compared to 27.13% in the 13 weeks ended January 23, 2021 due primarily to increased departmental gross margin percentages (.63%), a favorable change in product mix (.12%) and decreased warehouse assessment charges from Wakefern (.20%), partially offset by decreased patronage dividends and rebates received from Wakefern (.24%). Department gross margins increased due primarily to pricing initiatives and improvements in commissary operations.
Operating and administrative expense as a percentage of sales decreased to 23.54% in the 13 weeks ended January 29, 2022 compared to 24.19% in the 13 weeks ended January 23, 2021 due primarily to lower labor costs and fringe benefits (.70%) and less advertising spending (.12%), partially offset by higher maintenance and repair costs (0.10%) and increased external fees and transportation costs associated with digital sales (.07%). Labor costs decreased due to productivity initiatives, labor shortages and sales leverage partially offset by minimum wage and demand driven pay rate increases.
Depreciation and amortization expense decreased in the 13 weeks ended January 29, 2022 compared to the 13 weeks ended January 23, 2021 due primarily to closure of the Silver Spring, Maryland ShopRite in February 2021.
The effective income tax rate was 30.7% in the 13 weeks ended January 29, 2022 compared to 29.9% in the 13 weeks ended January 23, 2021. The increase in the effective income tax rate is due primarily to greater apportionment in higher state tax rate jurisdictions.
1st Half of Fiscal 2022 Results
Sales were $1.03 billion in the 26 weeks ended January 29, 2022 compared to $1.01 billion in the 26 weeks ended January 23, 2021. Sales increased due to an increase in same store sales of 3.4% partially offset by the closure of the Silver Spring, Maryland store in February 2021. Same store sales increased due primarily to increased sales in New York City stores, retail price inflation and continued growth in SNAP benefit redemptions. Increases in transaction counts were partially offset by

Exhibit 99.1

decreased basket sizes and same store digital sales were flat as we cycled against the initial months following the COVID-19 outbreak in our trade area.
Gross profit as a percentage of sales increased to 28.09% in the 26 weeks ended January 29, 2022 compared to 27.62% in the 26 weeks ended January 23, 2021 due primarily to increased departmental gross margin percentages (.66%) and a favorable change in product mix (.10%), partially offset by increased warehouse assessment charges from Wakefern (.17%) and decreased patronage dividends and rebates received from Wakefern (.12%). Department gross margins increased due primarily to pricing initiatives and improvements in commissary operations.
Operating and administrative expense as a percentage of sales decreased to 24.02% in the 26 weeks ended January 29, 2022 compared to 24.76% in the 26 weeks ended January 23, 2021 due primarily to lower labor costs and fringe benefits (.77%) and less advertising spending (.12%), partially offset by increased external fees and transportation costs associated with digital sales (.11%). Labor costs decreased due to productivity initiatives, labor shortages and sales leverage partially offset by minimum wage and demand driven pay rate increases.
Depreciation and amortization expense decreased in the 26 weeks ended January 29, 2022 compared to the 26 weeks ended January 23, 2021 due primarily to closure of the Silver Spring, Maryland ShopRite in February 2021.
The effective income tax rate was 30.7% in the 26 weeks ended January 29, 2022 compared to 29.9% in the 26 weeks ended January 23, 2021. The increase in the effective income tax rate is due primarily to greater apportionment in higher state tax rate jurisdictions.
Village Super Market operates a chain of 34 supermarkets in New Jersey, New York, Maryland and Pennsylvania under the ShopRite and Fairway banners and three Gourmet Garage specialty markets in New York City.

Forward Looking Statements
All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: risks and uncertainties related to the COVID-19 pandemic, including among others, the duration and severity of the pandemic, shifts in customers buying patterns, disruptions to supply chains, inability of the workforce to work due to illness, quarantine or government mandates, including travel restrictions and stay at home orders, the effectiveness and duration of COVID-19 stimulus packages; general economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; risks, uncertainties and challenges associated with the Fairway acquisition, including under-performance relative to our expectations, additional capital requirements, unforeseen expenses or delays, imprecise assumptions or our inability to achieve projected cost savings or other synergies, competitive factors in the marketplace and difficulties integrating the business, including merging company cultures, cultivating brand strategy, expansion of food production and conforming the acquired company's technology, standards, processes, procedures and controls; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended		26 Weeks Ended
	January 29, 2022	January 23, 2021	January 29, 2022	January 23, 2021

Sales	$537,408	$522,818	$1,031,619	$1,012,954

Cost of sales	387,797	380,973	741,829	733,146

Gross profit	149,611	141,845	289,790	279,808

Operating and administrative expense	126,487	126,449	247,770	250,812

Depreciation and amortization	8,460	8,793	16,795	17,507

Operating income	14,664	6,603	25,225	11,489

Interest expense	(963)	(982)	(1,932)	(1,969)

Interest income	905	874	1,881	1,766

Income before income taxes	14,606	6,495	25,174	11,286

Income taxes	4,477	1,940	7,717	3,370

Net income	$10,129	$4,555	$17,457	$7,916

Net income per share:
Class A common stock:
Basic	$0.78	$0.35	$1.34	$0.61
Diluted	$0.69	$0.31	$1.20	$0.54

Class B common stock:
Basic	$0.50	$0.23	$0.87	$0.39
Diluted	$0.50	$0.23	$0.87	$0.39

Gross profit as a % of sales	27.84%	27.13%	28.09%	27.62%
Operating and administrative expense as a % of sales	23.54%	24.19%	24.02%	24.76%